UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES PAYMENT OF DIVIDENDS BASED ON THE RESULTS FOR 2007 FISCAL
YEAR

Moscow, Russia – January 13, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces a dividend payment (including taxes) of RUR10,974,744,749.12 (approximately US$378.4 million as of December
31, 2008), based on the Company’s results for the 2007 fiscal year.
Mechel OAO has allocated for its annual dividend payment to shareholders for the
2007 fiscal year the total of RUR10,981,222,253.10 (approximately US$378.6 million as of December 31, 2008) (including taxes), or RUR26.38 (approximately
US$0.9 as of December 31, 2008) per one ordinary registered book-entry share.
The amount of funds allocated to pay the annual dividend is over 50% of the company’s net profit for 2007 according to US GAAP.
As of December 31, 2008, all funds to pay the dividend to the holders of
Mechel’s ADRs were transferred to the account of the Company’s depositary bank
(Deutsche Bank), which will distribute them before January 15, 2009.
Total dividends of RUR6,477,503.98 (approximately US$223 thousand as of December
31, 2008), or 0.06% of the allocated amount, were not distributed to certain shareholders due to their failure to fulfill their obligations to provide information on their bank details required to transfer the dividends.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: January 13, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO